DeGolyer and MacNaughton

5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DeGolyer and MacNaughton

5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 14, 2017

Statoil ASA
Forusbeen 50
N-4035 Stavanger
Norway

Ladies and Gentlemen:

Pursuant to your request, we have conducted an independent evaluation, completed on February 14, 2017, to serve as a reserves audit of the net proved oil, condensate, liquefied petroleum gas (LPG), and sales gas reserves, as of December 31, 2016, of certain properties (Table 1) that Statoil ASA (Statoil) has represented that it owns. Statoil has represented that these properties account for 100 percent, on a net equivalent barrel basis, of Statoil's net proved reserves as of December 31, 2016, and that Statoil's estimates of net proved reserves have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Statoil that it represents to be Statoil's estimates of the net reserves, as of December 31, 2016, for the same properties as those which we have independently evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Statoil.

Reserves estimated herein are expressed as net reserves as represented by Statoil and as estimated by DeGolyer and MacNaughton. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2016. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Statoil after deducting interests owned by others.

Estimates of oil, condensate, LPG, and sales gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Statoil personnel, from Statoil files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Statoil with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Statoil, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

In certain cases, elements of the reserves estimates incorporated information based on analogy with similar reservoirs for which more complete data were available.

Definition of Reserves

Petroleum reserves estimated by Statoil and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by Statoil and by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using known production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12 month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):

Oil, Condensate, and LPG Prices

Statoil has represented that the provided oil, condensate, and LPG prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Statoil supplied differentials by field to a Brent blend oil reference price of U.S.$42.82 per barrel and the prices were held constant thereafter. The volume-weighted average prices attributable to the proved reserves estimated by DeGolyer and MacNaughton in this report were U.S.$41.23 per barrel for oil, U.S.$37.79 per barrel for condensate, and U.S.$24.85 per barrel for LPG.

Gas Prices

Statoil has represented that the provided gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. A significant quantity of the gas sold by Statoil is subject to contract prices, and the range of such prices is varied. Where appropriate, Statoil supplied differentials by field to a United Kingdom National Balancing Point Index of U.S.$4.79 per thousand cubic feet reference price and the prices were held constant thereafter. The volume-weighted average gas price in this report was U.S.$4.50 per million Btu.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Statoil, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2016, estimated oil and gas reserves.

Statoil has represented that its estimated net proved reserves attributable to the reviewed properties were based on the definitions of proved reserves of the SEC. Statoil has represented that its estimates of the net proved reserves attributable to these properties, which represent 100 percent of Statoil's reserves on a net equivalent basis, are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by Statoil Net Proved Reserves as of December 31, 2016
	Oil and Condensate (MMbbl)	LPG (MMbbl)	Sales Gas (Bcf)	Oil Equivalent (MMboe)

Properties Reviewed by DeGolyer and MacNaughton

Total Proved	2,033	372	14,637	5,013

Note: Gas is converted to oil equivalent using a factor of 5,612 cubic feet of gas per 1 barrel of oil equivalent based on energy equivalency.

Our estimates of Statoil's net proved reserves attributable to the reviewed properties were based on the definitions of proved reserves of the SEC and are summarized as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2016
	Oil (MMbbl)	Condensate (MMbbl)	LPG (MMbbl)	Sales Gas (Bcf)	Oil Equivalent (MMboe)

Properties Reviewed by DeGolyer and MacNaughton

Total Proved	2,092	152	324	13,685	5,007

Note: Gas is converted to oil equivalent using a factor of 5,612 cubic feet of gas per 1 barrel of oil equivalent based on energy equivalency.

In our opinion, the information relating to estimated proved reserves of oil, condensate, LPG, and sales gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932 235 50-9 of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S-K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by Statoil, we have found differences, both positive and negative, resulting in an aggregate difference of 0.1 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by Statoil on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Statoil. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Statoil. DeGolyer and MacNaughton has used all methods and procedures as it considered necessary under the circumstances to prepare this report. All assumptions, data, procedures, and methods used to prepare this report are considered by DeGolyer and MacNaughton to be appropriate for the purpose served by this report.

Submitted,
/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

(SEAL)
/s/ Regnald A. Boles
___________________________

Regnald A. Boles, P.E
Senior Vice President
De Golyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Regnald A. Boles, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

  That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Statoil dated February 14, 2017, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

  That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroluem Engineering in the year 1983; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have approximately 33 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED: February 14, 2017

(SEAL)
/s/ Regnald A. Boles
___________________________

Regnald A. Boles, P.E
Senior Vice President
De Golyer and MacNaughton

TABLE 1
Country
Field

Algeria
In Amenas
In Salah
Angola
Acacia
Batuque
Bavuca
Clochas
Cravo
Dalia
Girassol
Jasmim
Kakocha
Kizomba "A"
Kizomba "B"
Lirio
Marimba
Mavacola
Mondo
Mondo South
Orquidea-Violeta
Perpetua-Hortensia
PSVM
Rosa
Saxi
Zinia
Azerbaijan
Azeri-Chirag-Gunashli
Brazil
Peregrino
Canada
Hebron
Hibernia
Hibernia South Extension Unit
Leismer
Terra Nova
Ireland
Corrib
Libya
Mabruk
Murzuk
Nigeria
Agbami
Norway
Aasta Hansteen
Alve
Asgard-Midgard
Asgard-Smorbukk
Asgard-Smorbukk South
Byrding
Edvard Grieg
Ekofisk
Eldfisk
Embla
Enoch
Flyndre
Fram C-East
Fram East
Fram H-North
Fram West
Gimle
Gina Krog
Goliat
Grane
Gudrun (incl. Gudrun East)
Gullfaks Area
Gulltopp
Gullveig
Gungne
Hanz
Heidrun (incl. Heidrun North)
Heimdal
Hyme
Ivar Aasen
Johan Sverdrup
Kristin
Kvitebjorn
Martin Linge
Marulk
Mikkel
Morvin
Njord
Norne
Ormen Lange
Oseberg
Oseberg East
Oseberg South
Rhea
Rimfaks
Ringhorne East
Sigyn
Skarv
Skinfaks
Skuld
Sleipner East
Sleipner West
Snohvit
Snorre North
Snorre South
Statfjord
Statfjord East
Statfjord North
Svale North
Svalin
Sygna
Titan
Tor
Tordis Area
Trestakk
Troll Area
Tune
Tyrihans
Urd
Utgard
Valemon
Veslefrikk
Vigdis
Vigdis-Borg Northwest
Vigdis East
Vigdis Northeast
Vilje
Visund
Visund South
Volve
Russia
Kharyaga
United Kingdom
Alba
Jupiter
Mariner
United States
Bakken
Eagle Ford SOA
Eagle Ford Third Party
Green Canyon Blocks 683/726/727/770 (Caesar-Tonga)
Green Canyon Blocks 859/903 (Heidelberg)
Green Canyon - Stampede
Green Canyon - Tahiti
Marcellus - Northern District
Marcellus - Southern District
Marcellus SOA
Walker Ridge - Big Foot
Walker Ridge - Jack
Walker Ridge - Julia
Walker Ridge - St. Malo
Venezuela
Petrocedeño